Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of UDR, Inc., for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts, and purchase units and to the incorporation by reference therein of our report dated February 23, 2011, except for Notes 3, 4 and 11 as to which the date is August 5, 2011, with respect to the consolidated financial statements and schedule of United Dominion Realty, L.P., included in UDR, Inc’s Current Report (Form 8-K) dated August 5, 2011, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Denver, Colorado
September 1, 2011